May 3, 2023

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F. Street, N.E.

Washington, D.C. 20549

Attention:       Michael Fay

    Al Payot

    Jordan Nimitz

    Abby Adams

Re:	Pixie Dust Technologies, Inc.

Amendment No. 1 to Draft Registration Statement on Form F-1

CIK 0001962845

Ladies and Gentlemen:

This letter is submitted on behalf of Pixie Dust Technologies, Inc., a foreign private issuer organized under the laws of Japan (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s draft Registration Statement on Form F-1 confidentially submitted to the Commission on March 8, 2023 (the “Registration Statement”), as set forth in your letter dated April 7, 2023 addressed to Mr. Yoichi Ochiai, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently confidentially submitting to the Commission Amendment No. 1 to the draft Registration Statement on Form F-1 (“Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments, for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended.

The headings and numbered paragraphs of this letter correspond to the same contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Company’s response to each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the Company’s responses refer to Amendment No. 1.

As a general matter, the Company respectfully advises the Staff of several events that have occurred since the initial submission of the Registration Statement on March 8, 2023. On March 22, 2023, all of the issued and outstanding convertible preferred shares of the Company (including 1,111 Series AA convertible preferred shares, 4,600 Series A convertible preferred shares, 404 Series BB convertible preferred shares, 3,688 Series B convertible preferred shares, and 1,923 Series C convertible preferred shares) were converted into common shares on a one-to-one basis (the “Conversion”). On March 27, 2023, the Company’s stockholders approved a capital reduction to simplify the capital structure. This resolution resulted in the reduction of the Company’s registered capital amount for its common stock from ¥1,189,380 thousand to ¥100,000 thousand with effect from April 30, 2023. On March 31, 2023, the Company’s stockholders adopted a resolution to reduce the total number of authorized shares from 1,000,000 shares to 86,904 shares with effect as of the same day. On April 12, 2023, the Company’s board of directors approved a 1:600 stock split, with effect as of April 28, 2023 (the “Share Split”). The relevant financial information throughout the forepart of Amendment No. 1, together with the financial statements, have been accordingly revised to reflect the retroactive effect of the Share Split.

GREENBERG TRAURIG, LLP ∎ ATTORNEYS AT LAW ∎ WWW.GTLAW.COM

1840 Century Park East, Suite 1900 ∎ Los Angeles, California 90067-2121 ∎ Tel 310.586.7700 ∎ Fax 310.586.7800

U.S. Securities and Exchange Commission

May 3, 2023

Draft Registration Statement on Form F-1 submitted March 8, 2023

Market and Industry Data, page iii

1.

We note your statements that (i) the accuracy and completeness of the information used in reports of governmental agencies, market research reports, and industry publications and surveys is not guaranteed and (ii) that you have not independently verified the data from these sources. These statements appear to imply a disclaimer of responsibility for this information in the prospectus. Please either delete these statements or specifically state that you are liable for the information related to the market and industry data.

Response to Comment No. 1:

In response to the Staff’s comment, the Company has revised the disclosure on page iii of Amendment No. 1.

Prospectus Summary

Business Overview, page 1

2.

Substantially revise your summary to provide a brief overview of the key aspects of the offering. In doing so, please clarify on the first page the business in which your company is currently engaged, including the status of any products that you currently sell and state the stage of development of your potential products that are discussed in the prospectus. In doing so, include information regarding the hair loss medication you recently in- licensed and began selling, and how that relates to your strategic plans. We note the disclosure on page 31 and briefly in the Business section. The summary identify [sic] those aspects of the offering that are the most significant and highlight those points in clear, plain language. Refer to Item 3 of Form F-1 and the Instruction to Item 503(a) of Regulation S-K.

Response to Comment No. 2:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1-2 of Amendment No. 1.

3.

In revising the summary, avoid overbroad statements of leadership and vision for your future products, and balance disclosure of your strategic goals with equally prominent disclosure of the potential risks your company faces. For example, the first sentence, beginning “[w]e create and commercialize innovative consumer personal care products and spatial materials,” should be revised or deleted given the stage of your company. We note the disclosure on page 2 that you “are an early-stage company and have not generated significant revenue from any commercialization of [y]our proprietary technology products,” and that you “have generated revenues primarily from commissioned research and development and solution services [you] provided to other companies including under. . . collaboration arrangements.”

Response to Comment No. 3:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1-2 of Amendment No. 1.

U.S. Securities and Exchange Commission

May 3, 2023

4.

We note the distinction on page 2 that your products are “consumer personal care products for every day use.” Prominently address the fact that you plan to characterize the relevant products, which appear to be SonoRepro and kikippa, as personal care products and not medical devices, and briefly address the significance of that distinction. Revise the summary to briefly address the risks associated with certain of your products that also could be characterized as medical devices. We note the risk factor on page 30, and the disclosure that “as [y]our business grows, [you] may need to apply for approvals to market certain products as medical devices in Japan.” Clarify why the size of your company impacts that decision.

Response to Comment No. 4:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1-2 of Amendment No. 1.

5.	Please revise to briefly describe technical terms or medical conditions at their first use, including the following:

•	spatial materials;

•	mechanobiology;

•	metamaterials;

•	electromagnetic metamaterials;

•	wave technology; and

•	sensory and metamaterial technologies.

When defining these terms, please do so without using the term in the definition. We note your current definition of metamaterials.

Response to Comment No. 5:

In response to the Staff’s comment, the Company has provided a glossary of key scientific and technical terms on pages iii-iv of Amendment No. 1.

Summary Risk Factors, page 3

6.	Please revise to place the Risk Factors Summary immediately before your Risk Factors section as required by Item 105(b) of Regulation S-K.

Response to Comment No. 6:

In response to the Staff’s comment, the Company has revised the disclosure on pages 13-15 of Amendment No. 1.

Use of Proceeds, page 52

7.

You state that you intend to use the net proceeds from the offering for “working capital and other general corporate purposes, which include developing and commercializing our technologies and related products.” We also note your disclosure that you “have no agreements or commitments for particular uses of the net proceeds from this offering.” Nonetheless, please revise to provide more meaningful and specific disclosure of the intended use of proceeds and the approximate amounts intended to be used for each such purpose, to the extent known. If you do not have a current specific plan for the proceeds of this offering, please state this explicitly and discuss the reasons for the offering. Refer to Item 3.C.1. of Form 20-F.

U.S. Securities and Exchange Commission

May 3, 2023

Response to Comment No. 7:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 54 of Amendment No. 1. The Company respectfully advises the Staff that it has not yet determined the approximate amount of the net proceeds from the offering that are intended to be used for each purpose given that the estimated net proceeds are unknown at this time.

Selected Financial Information and Operating Data, page 59

8.

We note your financial statements are chronologically ordered from left to right, while Financial Information and MD&A are chronologically ordered from right to left. Please revise your filing so that financial statements and other data presented in tabular form are read consistently in the same chronological order throughout the filing. Refer to SAB Topic 11.E.

Response to Comment No. 8:

The Company respectfully advises the Staff that it has revised the order of the financial-related information in the Summary Financial Information and Operating Data, Selected Financial Information and Operating Data, and MD&A to be consistent with the presentation in the financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 61

9.

We note your financial statements include a convenience translation for the most recent fiscal year and subsequent interim period. Please revise your MD&A to remove any reference to U.S. dollar period over period changes so that your filing is presented on a consistent basis, including both tabular and narrative references. Likewise, remove references to convenience translation amounts that are not included in your financial statements.

Response to Comment No. 9:

The Company respectfully advises the Staff that it has removed the references in the MD&A to U.S. dollar period-over-period changes as well as convenience translations of amounts not otherwise included in the financial statements.

Business, page 76

10.	Please revise this section to provide the basis for these statements or remove them:

•

“We expect that, over time, the world of Digital Nature will construct an environment inseparable from both computers and non-computers, building a computational nature that transcends language and phenomenon with information processes unique to living organisms.”

•

“We believe kikippa can change casual TV viewing into an activity that could potentially assist cognitive-impaired individuals in performing everyday tasks through sound stimulation.” As kikippa is potentially being commercially launched in the second quarter of 2023, it appears you should know whether this is feasible or not. Revise the statement to provide a reasonable basis for this belief or eliminate the assertion.

U.S. Securities and Exchange Commission

May 3, 2023

•	Your statement that there is “growing awareness of iwasemi among architectural firms, construction companies, and other distributors and consultants of construction materials.”

•	“We believe we were among the first companies to focus on the Angle of Arrival (“AOA”) function of Bluetooth 5.1. . . .“

•	“[A]nd [we] have been developing technology and accumulating know-how to bring it to the stage where it can be used in real-life environments.”

•

“We believe the technology developed as a result of these efforts has opened up a new product area of low cost and high accuracy for location positioning technologies, whereas existing location positioning technologies were either high cost and high accuracy or low cost and low accuracy. We further believe that this technology can not only replace the existing positioning technology in industry, but also open up a wide range of new applications.”

Response to Comment No. 10:

In response to the Staff’s comment, the Company has revised the requested disclosure on pages 1, 63, 78, 83-84, 94, and 95 of Amendment No. 1 by either removing the statements highlighted by the Staff or providing additional support therefor.

11.	Please revise your business section to provide a discussion of the sources and availability of raw materials used in your operations. Refer to Item 4.B.4 of Form 20-F.

Response to Comment No. 11:

In response to the Staff’s comment, the Company has added disclosure on pages 83, 86, 89-90, and 94 of Amendment No. 1 under the caption “Supply and Manufacturing” for each of our products that we expect to focus on in the near future and currently produce, SonoRepro, VUEVO, kikippa, and iwasemi. The Company notes that it does not purchase the raw materials for its products other than a limited amount for SonoRepro and uses its contract manufacturers to source the necessary materials for production.

12.

We note your references to several collaborations and agreements related to licensing, manufacturing and distribution throughout your prospectus. We note, for example, your work with the University of Tsukuba, Tohoku University, your collaboration with Shionogi & Co., your relationship with Itoki and referenced research and development collaboration agreements with companies you do not specifically name, among others. Please revise to describe the material terms for all your material agreements, including, to the extent applicable: (i) the rights and obligations of each party; (ii) the upfront license fees paid; (iii) the annual license maintenance fees to be paid; (iv) the duration of the agreements; (v) the aggregate amount of any milestone payments under the agreements and the amounts paid to date; (vi) the royalty fees and royalty terms, and (vii) termination provisions. Refer to Item 4.B.4 and 6 of Form 20-F. Please also file the agreements as exhibits or tell us why you do not believe it is required. Refer to Item 8.a. of Form F-1 and Item 601(b)(10)(ii) of Regulation S-K.

U.S. Securities and Exchange Commission

May 3, 2023

Response to Comment No. 12:

In response to the Staff’s comment, the Company has revised the disclosure on pages 82, 83, 85, 86, 89, 90, 93, and 94 of Amendment No. 1 to describe the material terms of the various collaboration and manufacturing agreements for each of its products that it expects to focus on in the near future: SonoRepro, VUEVO, kikippa, and iwasemi.

Historically, the Company has primarily engaged in commissioned research and development and solution services it provides for other companies including under its collaboration arrangements. As the Company has introduced its products to the market, it has increasingly engaged in producing and selling its own products. Given the nature and scope of the Company’s business, the Company considers its agreements with collaborators and manufacturers to be within the ordinary course of its business consistent with Regulation S-K, Item 601(b)(10)(i). Further, none of these agreements restrict the Company from selling or manufacturing its products on its own or contracting with other manufacturers or distributors for its products, with the exception of an exclusive manufacturing arrangement with Itoki Corporation for iwasemi HX-a, which agreement will expire on July 1, 2023 unless automatically renewed for an additional year. The Company has additional sources of manufacture available to it for its products, including iwasemi. iwasemi has only recently been launched and the Company is not substantially dependent upon this product.

As noted above, some products have only been recently launched, and others are still in development, making it impracticable to determine at this stage which product, if any, the Company may become substantially dependent upon. However, the Company acknowledges that in the future, one or more of these agreements may become material due to the relative significance of a particular product to the Company and its business. In that event, the Company would expect to disclose and file any such material agreement in its ongoing filings under the Securities Exchange Act of 1934, as amended.

13.

We note your disclosure regarding the market and competition for each of your products. Please provide additional context regarding your competitive position and, to the extent known, identify they types of products and companies with whom you compete, or, to the extent your product is not yet commercialized, your future competition.

Response to Comment No. 13:

In response to the Staff’s comment, the Company has revised the disclosure in each of the “Market and Competition” sections for its products described in the Business section. For the Staff’s convenience, the Company refers the Staff to the changes on pages 82, 85, 88-89, and 93 of Amendment No. 1.

U.S. Securities and Exchange Commission

May 3, 2023

SonoRepro, page 79

14.

To the extent you do not plan to market your SonoRepro and kikippo devices as medical devices, but instead as personal care devices, it appears you should revise the prospectus to remove any references to potential treatment of disease or medical conditions. For example, on page 79, you state that the SonoRepro “personal scalp care device . . . may be particularly useful for individuals suffering from androgenetic alopecia (“AGA”), or male pattern baldness.” You then cite a study of ultrasound affecting male pattern baldness, and state that “SonoRepro was developed based on non-contact vibrotactile stimulation with ultrasound, one of [y]our proprietary wave control technologies.” Revise to remove the disclosure regarding the study and the statement regarding the “usefulness” of the device for persons suffering from alopecia. Please also revise the kikippa section to remove any claims and studies related to the audio speaker’s gamma waves potentially improving dementia or otherwise assisting cognitively impaired individuals. We note the disclosure in the last full paragraph on page 82 that you “may elect to, or may be required to apply for regulatory approvals to market and sell the product as a medical device in Japan or other jurisdictions where [you] sell the product. Util [you] obtain the required regulatory approvals, [you] will not make any medical device claims relating to [kikippa].”

Response to Comment No. 14:

In response to the Staff’s comment, the Company has substantially revised the disclosure on pages 81-87 of Amendment No. 1.

15.

Should you retain any information regarding clinical studies in your document, revise the disclosure to provide all material information about each study. We note, for example, your disclosure that the results of your SonoRepro clinical study indicated a “significant decrease in the telogen hair and a significant increase in the anagen hair in the irradiated group.” Please disclose the sponsor of the study, number of participants, whether statistical significance was demonstrated and the p-values supporting statistical significance. The first time you use the term p-value please explain what it measures and the p-value that you have to achieve in order to conclude a statistically significant result.

Response to Comment No. 15:

In response to the Staff’s comment, the Company has revised the disclosure on pages 81-82 and 84-85 of Amendment No. 1.

Collaboration and Commercialization, page 80

16.

We note your disclosure in the first paragraph of this section regarding the medication for treating hair loss that you began selling in January 2023, and the license for store-based distribution that you obtained in December 2022. The only other discussion of this product appears to be in the risk factor on page 31. Please revise your business section to fully discuss this product, as required by Item 4.B.1. of Form 20-F. Please include in your disclosure the background of the product’s development, its mechanism of action, the regulatory requirements to commercialize the product, what requirements you have yet to satisfy, the anticipated costs to commercialize the product and your anticipated timing.

U.S. Securities and Exchange Commission

May 3, 2023

Response to Comment No. 16:

The Company respectfully clarifies for the Staff that the medication in question is not its own product but is a marketed product developed by and purchased from an unrelated third party for resale to consumers. The Company is not responsible for the product’s development, mechanism of action, regulatory requirements, or commercialization and has no agreement in place with the product developer/manufacturer with respect thereto. As noted in the Company’s current disclosure, the Company is required to comply with regulations specifically related to the resale of the product, including obtaining a license solely for the sale to consumers of the product, which the Company already obtained. To avoid any confusion, the Company has revised its disclosure on pages 33 and 82 of the Amendment No. 1 to clarify further that the medication is a third-party product, for which the Company solely has a license to sell to consumers.

kikippa, page 81

17.

Revise this section and the VUEVO discussion to provide a more complete description of these products and their current stage of development. For example, you mention in the third paragraph on page 81 that kikippa is a speaker. Describe the actual product, such as the inputs, how it is powered and controlled, the types of controls, and the outputs, if any. State the dimensions. We note you plan to launch kikippa in the second quarter of 2023, as disclosed on page 82. As you state in the same paragraph that you are testing a prototype, please update the anticipated timing. Finally, revise to provide additional detail regarding the anticipated costs, steps and timing for the testing and development needed to commercialize each of the products.

Response to Comment No. 17:

In response to the Staff’s comment, the Company has substantially revised the disclosure on pages 83-84 and 87-88 of Amendment No. 1.

Collaboration and Commercialization, page 82

18.

We note your plans that you to market kikippa and VUEVO initially in Japan and expect to expand overseas in the future. Please disclose the overseas jurisdictions in which you intend to market these products and the regulatory approvals you are required to satisfy in those jurisdictions.

Response to Comment No. 18:

The Company respectfully advises the Staff that it currently has no plans to market these products in any foreign jurisdictions in the near future, as any expansion into overseas markets will be determined by a number of factors, including penetration and market acceptance in the local Japanese market, assessment of potential distribution opportunities in other markets as and when they may arise, the development of future versions (if any) of the product that may be subject to regulation in Japan or elsewhere, and manufacturing capabilities, among other things. As a result, the Company does not consider it appropriate to disclose regulatory requirements at this time given foreign markets are unspecified. To the extent market opportunities are identified in the future and regulatory requirements are applicable, the Company will provide such disclosure at the appropriate time in future filings with the Commission. In light of the foregoing, the Company has revised the disclosure on pages 86 and 89 of Amendment No. 1 to provide clarification on this issue in response to the Staff’s comment.

U.S. Securities and Exchange Commission

May 3, 2023

VUEVO, page 83

19.

Please revise the graphic on page 84 to clarify what the photo represents. For example, clarify if the graphic is a printout of the actual output from one of your prototypes. If not, revise the caption to specifically identify how the graphic was generated and what is depicted.

Response to Comment No. 19:

In response to the Staff’s comment, the Company has revised the disclosure on page 88 of Amendment No. 1.

iwasemi, page 85

20.

Substantially revise this section to provide additional information about the development and structure of this product. You state that “iwasemi is a sound-absorbing material [you] developed by applying [your] proprietary engineering technologies to acoustic metamaterial technologies.” Clarify how much of your own development contributed to these products, as opposed to your adaptation of existing acoustic metamaterials. Explain your research and testing that lead to these products. In your revisions, provide a more complete explanation of metamaterials. You currently state that “metamaterials are artificially created substances with properties that do not exist in nature,” which is circular.

Response to Comment No. 20:

In response to the Staff’s comment, the Company has revised the disclosure on pages 90-94 of Amendment No. 1.

Market and Competition, page 87

21.

We note your statement that “According to a report by Global Information, dated July 13, 2021, the global market for soundproofing materials is expected to grow from approximately US$14.1 billion in 2021 to US$17.1 billion by 2026.” Please revise to disclose your current market share for iwasemi. Please also revise to provide your basis for the statement “We expect iwasemi will be the first acoustic metamaterial for offices and homes to enter the market.”

Response to Comment No. 21:

In response to the Staff’s comment, the Company has revised the disclosure on page 93 of Amendment No. 1.

Intellectual Property, page 89

22.

We note your disclosure of your patent portfolio on page 89. Please clarify your disclosure to identify for each patent family (including your licensed patents), the scope and technology of each such patent family or patent application, whether the patents are owned or licensed, the type of patent protection, the expiration dates, and applicable jurisdictions. In this regard, it may be useful to provide this disclosure in tabular form.

U.S. Securities and Exchange Commission

May 3, 2023

Response to Comment No. 22:

The Company has expanded its disclosure on pages 95-96 of Amendment No. 1 in response to the Staff’s comment.

Compensation of our Directors and Corporate Auditor, page 101

23.	Please present all compensation and stock option information in U.S. dollars.

Response to Comment No. 23:

In response to the Staff’s comment, the Company has revised the disclosure on page 108-109 of Amendment No. 1.

24.	Provide the information required by Item 6.B of Form 20-F or tell us why the information is not required.

Response to Comment No. 24:

The Company respectfully advises the Staff that this information has been disclosed on pages 107-108 of Amendment No. 1, specifically, in the section titled “Compensation of our Directors and Corporate Auditors.” As the Company’s executive officers are also directors, their compensation information is included in the disclosure provided in that section.

Principle Shareholders, page 104

25.	Please revise the Principal Shareholders table as follows:

•

We note the table includes the 11,726 common shares to be issued pursuant to the conversion of the convertible preferred shares. Please quantify the shares underlying the convertible securities in footnotes to your table.

•

Please expand footnote 10 to disclose the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by Abies Ventures Fund I, L.P.

•

Please revise each individual’s beneficial ownership to include all shares each individual beneficially owns, whether or not also beneficially owned by another person or entity in the table, which can be explained in the footnotes. We note you have excluded shares from the beneficial ownership of Mr. Oshima and Mr. Murata.

•	Clarify how the disclosure on page 106 of the number of holders of common shares and various series of convertible shares is consistent with the disclosure in the table.

•	Provide us your analysis regarding whether the parties of the shareholders’ agreement disclosed on page 107 should be disclosed in the table.

Finally, please revise to provide the disclosure required by Item 7.A.1.b. and 7.A.2. of Form 20-F.

U.S. Securities and Exchange Commission

May 3, 2023

Response to Comment No. 25:

(1)

The Company respectfully advises the Staff that on March 22, 2023, all of issued and outstanding convertible preferred shares of the Company (including 1,111 Series AA convertible preferred shares, 4,600 Series A convertible preferred shares, 404 Series BB convertible preferred shares, 3,688 Series B convertible preferred shares, and 1,923 Series C convertible preferred shares) were converted into common shares on a one-to-one basis. As a result, the Company does not consider it necessary to add footnotes regarding the shares underlying the convertible preferred shares.

(2)

The Company respectfully advises the Staff that it has revised the disclosure on page 112 of Amendment No. 1 to identify the natural person or persons who exercise the voting and/or dispositive powers with respect to the common stock held by Abies Ventures Fund I, L.P.

(3)

The Company respectfully advises the Staff that it has revised the disclosure on page 111-112 of Amendment No. 1 to include the shares owned by the entities affiliated with IncubateFund in the beneficial ownership of Mr. Murata and the shares owned by INCJ, Ltd. in the beneficial ownership of Mr. Oshima.

(4)

The Company respectfully advises the Staff that the disclosure of the number of holders of common shares and various series of convertible shares on page 112 of Amendment No. 1 is consistent with the disclosure in the Principal Shareholders table on pages 112-113 of Amendment No. 1. The Company further advises the Staff that all shares of convertible preferred shares have been converted into common shares.

(5)

The Company respectfully advises the Staff that all shares of convertible preferred shares have been converted into common shares and the shareholders’ agreement have been suspended upon the confidential submission to the SEC of the registration statement of on Form F-1. Accordingly, the Company does not consider it necessary to disclose the parties of the shareholders’ agreement in the table.

(6)

The Company confirms that there has been no significant change in the percentage ownership held by major shareholders during the three years except that IF Growth Opportunity Fund I, L.P., an entity affiliated with IncubateFund, purchased 529,800 common shares (after giving effect to the Share Split) on June 30, 2022. The Company has revised the disclosure on page 110 of Amendment No. 1 to disclose this. Additionally, pursuant to Item 7.A.2. of Form 20-F, the Company has revised the disclosure on page 112 of Amendment No. 1 to disclose that, to the Company’s best knowledge, none of our outstanding common shares are held by record holders in the United States.

Certain Relationships and Related Party Transactions Existing Shareholders’ Arrangements, page 107

26.

We note you entered into several investor agreements with Mr. Ochiai, Mr. Hoshi, and Mr. Murakami. Please provide the material terms of these agreements, including the conversion rate of each class of security and the purchase price.

U.S. Securities and Exchange Commission

May 3, 2023

Response to Comment No. 26:

The Company respectfully advises the Staff that this information has been disclosed on page 113 of Amendment No. 1, specifically, in the section titled “Existing Shareholders’ Arrangements.” The Company further advises that on March 22, 2023, all of issued and outstanding convertible preferred shares of the Company (including 1,111 Series AA convertible preferred shares, 4,600 Series A convertible preferred shares, 404 Series BB convertible preferred shares, 3,688 Series B convertible preferred shares, and 1,923 Series C convertible preferred shares) were converted into common shares on a one-to-one basis.

Unaudited Condensed Financial Statements Notes to Condensed Financial Statements, page F-37

27.

Please disclose the pro forma shares outstanding as of October 31, 2022, assuming conversion of your issued and outstanding convertible preferred shares. Also revise your Selected Financial Information and Operating Data section to include this pro forma information.

Response to Comment No. 27:

The Company acknowledges the Staff’s comment and has disclosed the pro forma shares outstanding and pro forma stockholders’ equity as of October 31, 2022, assuming conversion of its issued and outstanding convertible preferred shares and for the capital reduction in the Summary Financial Information and Operating Data and Selected Financial Information and Operating Data. The Company directs the Staff in particular to changes on pages 11, 12, 61, and 62 of Amendment No. 1.

5. Borrowings, page F-42

28.	Please disclose with more specificity the due dates for amounts due in the year ended April 30, 2024.

Response to Comment No. 28:

The Company acknowledges the Staff’s comment and has revised Note 5, “Borrowings,” in the Condensed Financial Statements to include the specific due dates for the amounts due in the year ended April 30, 2024. The Company directs the Staff in particular to changes on page F-44 of Amendment No. 1.

7. Revenue Recognition, page F-43

29.

We note you have approximately 142 days’ revenue in accounts receivable at October 31, 2022, whereas your disclosure on page F-15 sets forth that payments of revenues are generally collected in the following month from the invoice date. Please disclose the payment terms for each of your different types of revenue with more specificity, the amount of any past due accounts receivable as of the balance sheet date, and the amount of any subsequent write-offs. In addition, describe for us the circumstances surrounding any amounts not subsequently collected in cash. Refer to ASC 606-10-50-12(b) for the disclosure requirements.

U.S. Securities and Exchange Commission

May 3, 2023

Response to Comment No. 29:

The Company respectfully advises the Staff that the high accounts receivable balance at October 31, 2022 is primarily due to the concentration of sales activity in October and not long outstanding receivables. The majority of the sales in the six months ended October 31, 2022 occurred in the month of October due to the timing of commissioned research revenue recognition upon customer acceptance and new product sales of SonoRepro. The payment terms for all of the Company’s revenue streams are generally one month from the invoice date. The Company did not have any past due accounts receivable as of the balance sheet date nor any subsequent write-offs. There were also no amounts not subsequently collected in cash.

The Company acknowledges the Staff’s comment, including the guidance in ASC 606-10-50-12(b). Accordingly, the Company has added language to Note 2, “Summary of Significant Accounting Policies,” to the Annual Financial Statements to clarify the payment terms are for all the different types of revenue, and to Note 7, “Revenue Recognition,” to the Condensed Financial Statements. The Company directs the Staff in particular to changes on pages F-16, F-45, and F-46 of Amendment No. 1.

30.

We have reviewed your revenue recognition disclosures under Critical Accounting Policies and Estimates and in the annual financial statements. Please revise your disclosure in the filing to more fully provide the sufficient information to enable users of your financial statements to understand the nature, amount, timing, and uncertainty of your revenue and cash flows, including qualitative and quantitative information, as set forth in ASC 606-10-50-1 and related paragraphs. For example, you set forth on page 71 that you did not provide any sales return allowances as of April 30, 2021 and 2022 and October 31, 2022 as customer returns were immaterial. However, please more fully describe the judgments, methods, inputs, and assumptions involved in your determinations, including a description of any explicit return or refund provisions in your contracts or implicit return or refund provisions due to circumstances as set forth in either ASC 606-10-32-7 (a) or (b). Refer to ASC 606-10-50-12(d), 606-10-50-17, and 606-10- 50-20.

Response to Comment No. 30:

The Company acknowledges the Staff’s comment, including the reference guidance. Upon further review of the disclosure, the Company respectfully advises the Staff that the contractual sales return provisions were only applicable to new product sales in the interim period ended October 31, 2022 and not to the prior years ended April 30, 2021 and 2022. The Company has revised the revenue recognition disclosures under Critical Accounting Policies, Note 2, “Summary of Significant Accounting Policies,” to the Annual Financial Statements and Note 7, “Revenue Recognition” in the Condensed Financial Statements to provide more transparency around the timing and uncertainty of its revenue and cash flows, as well as judgments and assumptions used, including those related to sales returns. The Company directs the Staff in particular to changes on pages 73, 74, 75, F-14, F-45, and F-46 of Amendment No. 1.

31.	Please provide a description of any types of warranties and related obligations. Refer to ASC 606-10-50-12(e).

Response to Comment No. 31:

The Company acknowledges the Staff’s comment, including the guidance in ASC 606-10-50-12(e). The Company respectfully advises the Staff that it only has assurance-type warranties that relate to the Company’s product sales. The Company has expanded the revenue recognition disclosures under Critical Accounting Policies and Note 7, “Revenue Recognition,” to the Condensed Financial Statements to describe the Company’s warranty obligations. The Company directs the Staff in particular to changes on pages 75, F-45, and F-46 of Amendment No. 1.

U.S. Securities and Exchange Commission

May 3, 2023

10. Net Loss Per Share, page F-45

32.	Please disclose the potentially dilutive securities that have been excluded from diluted net loss per share in tabular form. Refer to ASC 260-10-50-1(c).

Response to Comment No. 32:

The Company acknowledges the Staff’s comment, including the guidance in ASC 260-10-50-1(c). Accordingly, the Company has added the potentially dilutive securities that have been excluded from diluted net loss per share in tabular form to Note 16, “Net Loss per Share,” to the Annual Financial Statements and Note 10, “Net Loss per Share,” to the Condensed Financial Statements. The Company directs the Staff in particular to changes on pages F-32 and F-48 of Amendment No. 1.

12. Subsequent Events, page F-46

33.

We note you intend to effect a share split prior to the effective date of the registration statement. Please provide retroactive effect to the share split throughout the filing, including the financial statements and related notes for all periods presented, selected financial data, etc. Provide an explanation of the change made and the date the change became effective. Refer to ASC 260-10-55-12 and SAB Topic 4(C).

Response to Comment No. 33:

The Company acknowledges the Staff’s comment, along with the guidance in ASC 260-10-55-12 and SAB Topic 4(C). The Company has updated Amendment No. 1 for the retroactive effect of the Share Split and provided an explanation of the change made and the effective date throughout the financial statements.

General

34.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications

Response to Comment No. 34:

The Company respectfully acknowledges the Staff’s comment and, in the event written communications are presented to potential investors in reliance on Section 5(d) of the Securities Act, the Company will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, has presented.

35.

We note from the prospectus cover page that you plan to offer a portion of the ADSs being registered in this offering in a concurrent offering in Japan. Please confirm for us your intent to offer ADSs in Japan as opposed to common stock, for example. In addition, please tell us the potential allocation of the offering between the two countries.

U.S. Securities and Exchange Commission

May 3, 2023

Response to Comment No. 35:

The Company advises the Staff that it does not intend to proceed with a “public offering without listing” in Japan at this time, but will update the disclosure in a future filing should the Company determine otherwise. As it is currently planned that there will be only one offering of the ADSs, and no allocation of the offering between the two countries will occur, the Company has revised the disclosure on the cover page and page 8 of Amendment No. 1 to reflect this change in the offering plan.

We thank the Staff for its review and consideration of the Company’s Amendment No. 1 and the foregoing responses to the Staff’s comments. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (310) 586-7773 or by email at Barbara.Jones@gtlaw.com.

Sincerely,

/s/ Barbara A. Jones
Barbara A. Jones, Esq.

cc:	Office of International Corporate Finance, Securities and Exchange Commission

Yoichi Ochiai, Chief Executive Officer, Pixie Dust Technologies, Inc.

Yoshiyuki Sekine, Chief Financial Officer, Pixie Dust Technologies, Inc.

Koji Ishikawa, Esq., Greenberg Traurig Tokyo Law Offices